16013764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Alliance Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street
(No. and Street)

Albemarle (City) NC (State) 28001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy D. Stoner 704-983-5959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Road, Suite 500 (Address) Raleigh (City) NC (State) 27607 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 29 2016
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christy D. Stoner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NC
County of Stanly

ANITA F. CARPENTER NOTARY PUBLIC STANLY COUNTY, NC

Signature

CEO/President
Title

Notary Public MY COMMISSION EXPIRES JULY 1, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE STRATEGIC ALLIANCE CORPORATION

FINANCIAL REPORT

Years Ended December 31, 2015 and 2014

Table of Contents

Page No.

Report of Independent Registered Public Accounting Firm 3

Financial Statements

Statements of Financial Condition 4

Statements of Operations 5

Statements of Changes in Stockholder's Equity 6

Statements of Cash Flows 7

Notes to Financial Statements 8

Supplementary Information

Schedule 1 - Computation of Aggregate Indebtedness and Net Capital and Net Capital Under rule 15c3-1 12

Schedule 2 – Additional Notes 13

Assertions Regarding Exemption Provisions 14

Exemption Review Report 15

DHG
DIXON HUGHES GOODMAN LLP

2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8680
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
of Uwharrie Capital Corp and Subsidiaries

We have audited the accompanying financial statements of The Strategic Alliance Corporation (a wholly owned subsidiary of Uwharrie Bank)(the "Company"), which comprise the statements of financial condition as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 25, 2016

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

	2015	2014
ASSETS		
Cash and cash equivalents	$ 173,912	$ 161,592
Other receivables	-	12,489
Due from affiliates (Note C)	30,007	9,711
Cash surrender value of life insurance	567,473	562,854
Prepaid expenses	25,917	28,738
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $134,912 and $130,692 respectively	8,958	12,391
Total assets	$ 806,267	$ 787,775
LIABILITIES		
Accounts payable and accrued liabilities	$ 132,685	$ 115,891
Due to affiliates (Note C and D)	17,050	8,557
Total liabilities	149,735	124,448
STOCKHOLDER EQUITY		
Common stock, $1.00 par value: 10,000,000 shares authorized; 1,184,561 shares issued and outstanding	1,184,561	1,184,561
Additional paid-in capital	945,439	945,439
Accumulated deficit	(1,473,468)	(1,466,673)
Total stockholder equity	656,532	663,327
Total liabilities and stockholder equity	$ 806,267	$ 787,775

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2015 and 2014

	2015	2014
Revenues		
Revenue share income	$ 213,356	$ 200,445
Management fee income (Note C)	116,347	115,868
Total revenue	329,703	316,313
Expenses		
Salaries and commissions	70,314	63,863
General and administrative	274,375	282,742
Total expenses	344,689	346,605
Operating loss	(14,986)	(30,292)
Other Revenues		
Interest income	72	68
Other	4,619	4,669
Total other revenue	4,691	4,737
Loss before income tax	(10,295)	(25,555)
Income tax benefit	(3,500)	(8,750)
Net Loss	$ (6,795)	$ (16,805)

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2015 and 2014

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2013	1,184,561	1,184,561	945,439	(1,449,868)	680,132
Net loss	-	-	-	(16,805)	(16,805)
Balance, December 31, 2014	1,184,561	1,184,561	945,439	(1,466,673)	663,327
Net loss	-	-	-	(6,795)	(6,795)
Balance, December 31, 2015	1,184,561	$1,184,561	$ 945,439	$(1,473,468)	$ 656,532

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities		
Net loss	$ (6,795)	$ (16,805)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation and amortization	4,221	3,213
Increase in cash surrender value of life insurance	(4,619)	(4,669)
Change in assets and liabilities:		
(Increase) decrease in other receivables	12,489	(12,489)
(Increase) decrease in due from affiliates	(20,296)	909
Decrease in prepaid expenses	2,821	6,735
Increase in accrued expenses and accounts payable	16,794	35,987
Increase in due to affiliates	8,493	164
Net cash provided by operating activities	13,108	13,045
Cash flows from investing activities		
Purchase of furniture and equipment	(788)	(12,204)
Net cash used by investing activities	(788)	(12,204)
Net increase in cash and cash equivalents	12,320	841
Cash and cash equivalents, beginning of period	161,592	160,751
Cash and cash equivalents, end of period	$ 173,912	$ 161,592

See accompanying notes to the financial statements.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. The Company is wholly owned by Uwharrie Bank. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the National Association of Securities' Dealers (NASD) on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm because effective April 6, 2005, the Company began outsourcing substantially all of its brokerage services to Private Client Services (PCS), a broker-dealer registered with the Securities and Exchange Commission.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

Commission and revenue share income and related expenses are recorded on a trade-date basis. Revenue share income represents the Company's share of commissions earned.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a member of a group that files a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group. The Company does not have any uncertain tax positions. The Corporation classifies interest and penalties related to income tax assessments, if any, in income tax expense in the

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

statement of operations. Fiscal years ending on or after December 31, 2012 are subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 25, 2016, which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital and minimum net capital requirements of $530,332 and $9,982 respectively. At December 31, 2014, the Company had net capital and minimum net capital requirements of $551,159 and $8,297, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .28 to 1 and .23 to 1 at December 31, 2015, and December 31, 2014, respectively.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $116,347 and $115,868 for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, amounts due the Company for such services were $30,007 and $9,711 respectively.

The Company also receives management and administrative support services from Uwharrie Capital Corp, which wholly owns the Company's sole stockholder, Uwharrie Bank, formerly known as Bank of Stanly, and from a registered investment advisor affiliated through common ownership. The Company paid $52,024 and $51,639 in 2015 and 2014, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations. As of December 31, 2015 and 2014, amounts due for such services were $17,050 and $8,557 respectively.

The Company pays commissions to Uwharrie Bank for trade commissions generated by registered sales $32,509 and $25,857, respectively, and are included in the caption "Salaries and commissions" in the accompanying statements of operations.

NOTE D – INCOME TAXES

The significant components of income tax for the years ended December 31 are summarized as follows:

	2015	2014
	(dollars in thousands)	
Current tax benefit:		
Federal	$ (3,716)	$ (8,619)
State	80	-
Total	(3,636)	(8,619)
Deferred tax benefit:		
Federal	88	(186)
State	48	55
Total	136	(131)
Net for income tax benefit	(3,500)	(8,750)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2015	2014
	(dollars in thousands)	
Tax computed at the statutory federal rate	$ (3,500)	$ (8,689)
Increases (decrease) resulting from:		
Officers life insurance	4,448	5,663
State income taxes, net of federal benefit	84	36
Other	(4,532)	(5,760)
Income tax benefit	$ (3,500)	$ (8,750)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2015 and 2014 are as follows:

	2015	2014
	(dollars in thousands)	
Deferred tax assets relating to:		
State NEL	$ 34,281	$ 52,578
Other	1,328	1,434
Valuation allowance	(34,281)	(52,578)
Total deferred tax assets	1,328	1,434
Deferred tax liabilities relating to:		
Premises and equipment	(2,638)	(2,608)
Total deferred tax liabilities	(2,638)	(2,608)
Net recorded deferred tax asset (liability)	$ (1,310)	$ (1,173)

At December 31, 2015, the Company had a net deferred tax asset before any valuation allowance of $34,281 consisting of items noted in the table above. Management does not believe it is more likely than not that the full benefit of the deferred tax asset will be realized, accordingly, a valuation allowance of $34,281 has been established against such benefits.

At December 31, 2015, the Company has North Carolina net economic losses (NEL) totaling $1,298,512. The net economic losses will begin to expire after the 2014 tax year.

SUPPLEMENTARY INFORMATION

Schedule 1

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2015 and 2014

	2015	2014
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and amounts due to affiliates	$ 149,735	$ 124,448
Minimum required net capital	$ 9,982	$ 8,297
Net capital		
Stockholder's equity	$ 656,532	$ 663,327
Deductions:		
Other receivables	30,007	22,200
Other assets	85,550	75,892
Furniture and equipment	8,958	12,391
Haircut on securities owned	1,685	1,685
Net capital	530,332	551,159
Minimum required net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	9,982	8,297
Capital in excess of minimum requirement	$ 520,350	$ 542,862
Ratio of aggregate indebtedness to net capital	.28 to 1	.23 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2015 and 2014.

Schedule 2

THE STRATEGIC ALLIANCE CORPORATION
ADDITIONAL NOTES
As of December 31, 2015

Computation for Determination of the Reserve Requirements under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements under SEC Rule 15c3-3:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2015.

the
STRATEGIC ALLIANCE
corporation

February 25, 2016

The Strategic Alliance Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) during the period January 1, 2015 to December 31, 2015.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Strategic Alliance Corporation

By my signature below, I affirm that, to my best knowledge and belief, this Exemption report is true and correct.

/s/ Christy Stoner — 2/25/16

Christy Stoner President/CEO — Date

/s/ Martha O'Brien — 2/25/16

Martha O'Brien SVP Operations — Date

DHG
DIXON HUGHES GOODMAN LLP

2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8680
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
of Uwharrie Capital Corp and Subsidiaries.

We have reviewed management's statements, included in the accompanying The Strategic Alliance Corporation Exemption Report, in which (1) The Strategic Alliance Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout January 1, 2015 through December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 25, 2016